SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Thane International, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

883261 10 9

(CUSIP Number)

Jorge L. Freeland, Esq. White & Case LLP 200 South Biscayne Boulevard 49th Floor Miami, Florida 33131 (305) 371-2700	Direct Marketing Holdings, Inc. c/o Douglas Berman 1001 Brickell Bay Drive 27th Floor Miami, Florida 33131 (305) 379-2322	Direct Marketing Holdings, Inc. c/o John Black 745 Boylston Street Suite 203 Boston, Massachusetts 02116 (617) 262-8455

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requied on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the the Notes).

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Direct Marketing Holdings, Inc. 20-0292012

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		33,570,400
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		33,570,400

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thane DM Acquisition, Inc. 20-0292034

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Black

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	(7)	SOLE VOTING POWER
NUMBER OF		33,570,400*
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		33,570,400*

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The Reporting Person may be deemed to have voting and dispositive power with respect to the 33,570,400 shares owned by Direct Marketing Holdings solely by virtue of the Reporting Person's status as Director and President of Direct Marketing Holdings. The Reporting Person has not right to receive any proceeds upon disposition of the shares owned by Direct Marketing Holdings and disclaims beneficial ownership of all such shares.

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Berman

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	(7)	SOLE VOTING POWER
NUMBER OF		33,570,400*
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		33,570,400*

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The Reporting Person may be deemed to have voting and dispositive power with respect to the 33,570,400 shares owned by Direct Marketing Holdings solely by virtue of the Reporting Person's status as Director and President of Direct Marketing Holdings. The Reporting Person has not right to receive any proceeds upon disposition of the shares owned by Direct Marketing Holdings and disclaims beneficial ownership of all such shares.

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. Direct Marketing Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. Investment Group II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, PN

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. Capital Partners II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, PN

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. Partners II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, PN

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. Advisors, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. GP-II, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sami W. Mnaymneh

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony A. Tamer

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Hay

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 883261 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Denise DuBarry-Hay

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		33,570,400
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 33,570,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,570,400

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

The Schedule 13D relates to the shares of common stock, $.001 par value (“Shares”), of Thane International, Inc., a Delaware corporation. Thane’s principal executive offices are located at 78-140 Calle Tampico, La Quinta, California, 92253.

Item 2. Identity and Background

This Schedule 13D is being filed by Direct Marketing Holdings, Inc., Thane DM Acquisition, Inc., John Black, Douglas Berman, H.I.G. Direct Marketing Holdings, Inc., H.I.G. Investment Group II, L.P., H.I.G. Capital Partners II, L.P., H.I.G. Partners II, L.P., H.I.G. Advisors, L.L.C., H.I.G. GP-II, Inc., Sami W. Mnaymneh, Anthony A. Tamer, William F. Hay and Denise DuBarry-Hay (collectively, the “Group”). The Group is filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each member of the Group disclaims beneficial ownership of the Shares beneficially owned by any other member of the Group or any other person. The agreement among the Group relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

The following information is provided for members of the Group that are corporations or are otherwise constituted by groups of persons:

	Place of		Address of
Name	Organization	Principal Business	Principal Office

Direct Marketing Holdings, Inc.	Delaware	Holding company; Sole stockholder of Thane DM Acquisition	1001 Brickell Bay Drive 27th Floor Miami, Florida 33131

Thane DM Acquisition, Inc.	Delaware	Acquisition subsidiary	1001 Brickell Bay Drive 27th Floor Miami, Florida 33131

H.I.G. GP-II, Inc.	Delaware	Management company; General Partner of H.I.G. Partners II and Manager of H.I.G. Advisors	1001 Brickell Bay Drive 27th Floor Miami, Florida 33131

H.I.G. Partners II, L.P.	Cayman Islands	Investing partnership; General Partner of H.I.G. Investment Group II	P.O. Box 309 George Town Grand Cayman Cayman Islands

H.I.G. Advisors, L.L.C	Delaware	Management company; General Partner of H.I.G. Capital Partners II	1001 Brickell Bay Drive, 27th Floor Miami, Florida 33131

H.I.G. Investment Group II, L.P.	Cayman Islands	Investing partnership; Controlling shareholder of H.I.G. Direct Marketing Holdings	P.O. Box 309 George Town Grand Cayman Cayman Islands

H.I.G. Capital Partners II, L.P.	Delaware	Management partnership; Shareholder of H.I.G. Direct Marketing Holdings	1001 Brickell Bay Drive 27th Floor Miami, Florida 33131

H.I.G. Direct Marketing Holdings, Inc.	Cayman Islands	Investing company; Controlling shareholder of Direct Marketing Holdings	P.O. Box 309 George Town Grand Cayman Cayman Islands

The following information is provided for members of the Group who are natural persons.

Name	Residence or business address	Principal occupation	Citizenship

John Black	745 Boylston Street, Suite 203 Boston, Massachusetts 02116	Managing Director of H.I.G. Capital Management, Inc.; Director and President of Direct Marketing Holdings and Thane DM Acquisition	U.S.

Douglas Berman	1001 Brickell Bay Drive 27th Floor Miami, Florida 33131	Managing Director of H.I.G. Capital Management, Inc.; Director and Vice President, Secretary and Treasurer of Direct Marketing Holdings and Thane DM Acquisition	U.S.

William F. Hay	78-140 Calle Tampico, La Quinta, California 92253	Director, Chairman and Chief Executive Officer of Thane	Canada

Denise DuBarry-Hay	78-140 Calle Tampico La Quinta, California 92253	Director and President of Thane	U.S.

Sami W. Mnaymneh	1001 Brickell Bay Drive 27th Floor Miami, Florida 33131	Managing Partner of H.I.G. Capital Management, Inc.; Director of Thane; Vice President and Secretary of H.I.G. GP-II	U.S.

Anthony A. Tamer	1001 Brickell Bay Drive – 27th Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital Management, Inc.; Director of Thane; President of H.I.G. GP-II	U.S.

During the last five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, no member of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Several holders of Shares, including some members of the Group, entered into a Contribution Agreement dated October 24, 2003. These people are referred to herein as the “Affiliated Shareholders.” In exchange for their Shares, each Affiliated Shareholder received an interest in Direct Marketing Holdings. The Affiliated Shareholders, and the number and percentage of Shares they contributed (compared to the total amount of Shares outstanding) are as follows:

		Percentage of Total	Percentage of Total
Contributing Affiliated Shareholder	Shares Contributed	Shares Contributed	Shares Outstanding

H.I.G. Direct Marketing Holdings, Inc.	20,724,253	61.734%	58.439%
KPI, Inc.	1,330,953	3.965%	3.753%
Desert Value Holdings, Inc.	1,400	0.004%	0.004%
Sonya Amman	11,488	0.034%	0.032%
Dean Belbas	39,357	0.117%	0.111%
Denise DuBarry-Hay	4,543,964	13.536%	12.813%
William F. Hay	4,543,964	13.536%	12.813%
The Hay Family Trust	441,000	1.314%	1.244%
Jerry Horn	19,000	0.057%	0.054%
Hayley Jacobs	1,220	0.004%	0.003%
Denise Kovac	45,760	0.136%	0.129%
Gary Kranz	457,030	1.361%	1.289%
Steven Kranz	457,030	1.361%	1.289%
Nancy Lentini	35,456	0.106%	0.099%
Jeff Moe	22,912	0.068%	0.065%
Stephen Newman	47,247	0.141%	0.133%
Thomas C. Rolapp	22,912	0.068%	0.065%
J. Robert Swidler	13,200	0.039%	0.037%
Mark Taylor	85,760	0.255%	0.242%
Amir Tukulj	640,000	1.906%	1.805%
Louise West	6,880	0.020%	0.019%
Brett J. Wilson	47,247	0.141%	0.133%
Richard Whinfrey	4,575	0.014%	0.013%
Joseph Wosik	27,792	0.083%	0.078%

TOTAL:	33,570,400	100.000%	94.662%

The only form of consideration utilized in this transaction was an exchange of the Shares for shares of Direct Marketing Holdings.

Item 4. Purpose of Transaction

The Affiliated Shareholders intend to cause Direct Marketing Holdings to contribute the Shares to Thane DM Acquisition in exchange for capital stock of Thane DM Acquisition. Thane DM Acquisition will then conduct a “short-form” merger with and into Thane under Delaware General Corporation Law §253. Direct Marketing Holdings will then cause Thane to file a Form 15 (Certification of Termination of Registration of a Class of Security) with the Securities and Exchange Commission.

The short-form merger will enable Thane DM Acquisition to acquire all of the Shares it will not already own, and will provide a source of liquidity to holders of those Shares. As a result of the short-form merger, each Share not owned by Thane DM Acquisition will be converted into the right to receive $0.35 in cash.

For more information regarding the purpose of this transaction, see the Schedule 13e-3 of Direct Marketing Holdings, Thane DM Acquisition and H.I.G. Direct Marketing Holdings, filed concurrently with this Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Group may be deemed a group within the meaning of Rule 13d-5 under the Act and, therefore, each member of the Group may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the aggregate number of Shares beneficially owned by the Group, or an aggregate of 33,570,400 Shares, representing approximately 94.7% of the total outstanding Shares (based on 35,462,781 Shares issued and outstanding as of the date hereof).

		Number of Shares as to which there is

			Sole power to	Shared power to
	Sole power to vote	Shared power	dispose or to	dispose or to
	or to direct the	to vote or to	direct the	direct the
	vote	direct the vote	disposition	disposition

Direct Marketing Holdings, Inc.	33,570,400	0	33,570,400	0
Thane DM Acquisition, Inc.	0	33,570,400		33,570,400
John Black	33,570,400	0	33,570,400	0
Douglas Berman	33,570,400	0	33,570,400	0
H.I.G. Advisors, L.L.C	0	33,570,400		33,570,400
H.I.G. Capital Partners II, L.P.	0	33,570,400		33,570,400
H.I.G. Direct Marketing Holdings, Inc.	0	33,570,400		33,570,400
H.I.G. GP-II, Inc.	0	33,570,400		33,570,400
H.I.G. Investment Group II, L.P.	0	33,570,400		33,570,400
H.I.G. Partners II, L.P.	0	33,570,400		33,570,400
Denise DuBarry-Hay	0	33,570,400		33,570,400
William F. Hay	0	33,570,400		33,570,400
Sami W. Mnaymneh	0	33,570,400		33,570,400
Anthony A. Tamer	0	33,570,400		33,570,400

The other Affiliated Shareholders listed in Item 3 above that are not members of the Group beneficially own an aggregate of 3,688,060 shares of common stock of Direct Marketing Holdings, representing approximately 11.0% of the total outstanding shares of common stock of Direct Marketing Holdings. No such individual Affiliated Shareholder owns more than 4.0% of the total outstanding shares of Direct Marketing Holdings.

During the last five years, no Affiliated Shareholder has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years no Affiliated Shareholder was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

There have been no transactions of the Shares by any of the Affiliated Shareholders in the past 60 days, other than as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Group, except to the extent described in Items 3 and 4 above, and as set forth in the related Schedule 13e-3, no member of the Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Issuer’s securities.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1. Joint Filing Agreement, among each member of the Group, dated October 28, 2003.

Exhibit 99.2. Contribution Agreement, dated October 24, 2003

Exhibit 99.3. Stockholders Agreement, dated October 24, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2003

DIRECT MARKETING HOLDINGS, INC	THANE DM ACQUISITION, INC

/s/ John Black	/s/ John Black

Name: John Black Title: President	Name: John Black Title: President

H.I.G. DIRECT MARKETING HOLDINGS, INC	H.I.G. GP-II, INC

/s/ Anthony Tamer	/s/ Anthony Tamer

Name: Anthony Tamer Title: President	Name: Anthony Tamer Title: President

H.I.G. CAPITAL PARTNERS II, L.P.	H.I.G. INVESTMENT GROUP II, L.P.

By: H.I.G. Advisors, L.L.C., its general partner	By: H.I.G. Partners II, L.P., its general partner

By: H.I.G. GP-II, Inc., its manager	By: H.I.G. GP-II, Inc., its general partner

/s/ Anthony Tamer	/s/ Anthony Tamer

Name: Anthony Tamer Title: President	Name: Anthony Tamer Title: President

H.I.G. PARTNERS II, L.P.	H.I.G. ADVISORS, L.L.C

By: H.I.G. GP-II, Inc., its general partner	By: H.I.G. GP-II, Inc., its manager

/s/ Anthony Tamer	/s/ Anthony Tamer

Name: Anthony Tamer Title: President	Name: Anthony Tamer Title: President

/s/ Sami W. Mnaymneh	/s/ Anthony A. Tamer

Sami W. Mnaymneh	Anthony A. Tamer

/s/ William F. Hay	/s/ Denise DuBarry-Hay

William F. Hay	Denise DuBarry-Hay

/s/ John Black	/s/ Douglas Berman

John Black	Douglas Berman